UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 31, 2017

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$409,000 Buffered Digital Notes due January 29, 2021 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VZF2)

$584,000 Buffered Digital Notes due July 31, 2019 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VZG0)

$1,044,000 Buffered SuperTrackSM Notes due July 29, 2022 Linked to the Performance of Dow Jones Industrial AverageSM (CUSIP: 06741VZH8)

$1,586,000 Phoenix Autocallable Notes due October 31, 2018 Linked to the Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (CUSIP: 06741VZW5)

$65,000 Callable Range Accrual Notes due January 31, 2024 Linked to the Performance of the S&P 500® Index (CUSIP: 06744CAG6)

$862,000 Notes due July 31, 2024 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index (CUSIP: 06744CAL5)

$3,111,000 Callable Contingent Coupon Notes due July 29, 2022 Linked to the Least Performing Index of the S&P 500® Index and the Russell 2000® Index (CUSIP: 06741VZY1)

$1,710,000 Callable Range Accrual Notes due July 29, 2022 Linked to the Performance of the Russell 2000® Index (CUSIP: 06744CBF7)

$2,235,000 SuperTrackSM Notes due July 31, 2019 Linked to the FX Adjusted Performance of the OMX Stockholm 30 Index (CUSIP: 06744CDA6)

$593,000 SuperTrackSM Notes due July 29, 2022 Linked to the Performance of the S&P 500® Index (CUSIP: 06744CBK6)

$1,047,000 Notes due January 29, 2021 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index (CUSIP: 06744CAM3)

$5,718,000 Buffered SuperTrackSM Notes due July 29, 2022 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VZE5)

$448,000 Buffered Digital Plus Notes due July 29, 2022 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VZK1)

$1,213,000 Phoenix Autocallable Notes due October 31, 2018 Linked to the Performance of the VanEck VectorsTM Gold Miners ETF (CUSIP: 06741VZX3)

$674,000 Buffered Digital Plus Notes due July 29, 2022 Linked to the Performance of the Russell 2000® Index (CUSIP: 06741VZJ4)

$891,000 Digital Notes due July 29, 2022 Linked to the Least Performing Index of the Russell 2000® Index and the S&P 500® Index (CUSIP: 06741VZZ8)

$865,000 Step Up Callable Contingent Payment Notes due July 31, 2024 Linked to the Least Performing Index of the S&P 500® Index and the Russell 2000® Index (CUSIP: 06744CAF8)

$777,000 Phoenix AutoCallable Notes due July 31, 2024 Linked to the Least Performing Index of the Russell 2000® Index and the S&P 500® Index (CUSIP: 06744CAJ0)

$11,000,000 AutoCallable Notes due July 31, 2019 Linked to the Least Performing Reference Asset of Four Common Stocks (CUSIP: 06744CAD3)

$273,000 Buffered SuperTrackSM Notes due July 29, 2022 Linked to the Performance of the S&P 500® Index (CUSIP: 06744CBG5)

$2,242,000 Phoenix AutoCallable Notes due July 30, 2020 Linked to the Least Performing Reference Asset of Three Common Stocks (CUSIP: 06744CBD2)

$3,000,000 Step Up Callable Contingent Payment Notes due July 30, 2027 Linked to the Least Performing Index of the S&P 500® Index and the Russell 2000® Index (CUSIP: 06744CBE0)

$3,241,000 Step Up Callable Contingent Payment Notes due July 29, 2027 Linked to the Least Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06744CAB7)

$597,000 Callable Contingent Coupon Notes due July 31, 2020 Linked to the Least Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06744CAA9)

$169,000 AutoCallable Notes due July 31, 2019 Linked to the Least Performing Reference Asset of Three Common Stocks (CUSIP: 06744CAE1)

$2,053,000 Phoenix AutoCallable Notes due July 30, 2020 Linked to the Least Performing Reference Asset of Two Common Stocks (CUSIP: 06741WCR9)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 31, 2017	By:	/s/ Ian Merrill
Name: Ian Merrill
Title: Managing Director

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